VF 12-8-04

04014332

AM 12-7-2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC MAIL PROCESSING SECTION RECEIVED NOV 22 2004 WASH. D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 27688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/03 (MM/DD/YY) AND ENDING 08/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WHITEHALL-PARKER SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
477 PACIFIC AVENUE, SECOND FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94133 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. DAN PISENTI (415) 421-5935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT STEPHENSON AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

515 N. SEPULVEDA BLVD., STE. A (Address) MANHATTAN BEACH (City) CA (State) 90266 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED DEC 10 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, EUGENE J. BURGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHITEHALL PARKER SECURITIES INC., as of AUGUST 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eugene J. Burger
Signature

CEO
Title

Karen L. Short
Notary Public

KAREN L. SHORT
Commission # 1481708
Notary Public — California
Marin County
My Comm. Expires Apr 9, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Whitehall Parker Securities, Inc.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1

August 31, 2004

NET CREDITS	
Shareholders' equity	$ 90,031
DEBITS	
Nonallowable assets	17,511
NET CAPITAL	$ 72,520
6 ⅔% of aggregate indebtedness amount or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 67,520

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT AUGUST 31, 2004

Net capital per unaudited Focus Report II A		$ 74,381
Adjustments		
Accounts receivable	$ 105	
Income taxes payable	(1,966)	(1,861)
Net capital per audit report		$ 72,520